LISTED FUNDS TRUST
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street | Milwaukee, Wisconsin 53202

August 26, 2019
VIA EDGAR TRANSMISSION
Ms. Lisa Larkin
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Listed Funds Trust (the “Trust”) Post-Effective Amendment No. 15 to the Trust’s Registration Statement on Form N-1A (the “Amendment”) File Nos.: 333-215588 and 811-23226
Dear Ms. Larkin:
This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on August 14, 2019 with respect to the Post-Effective Amendment No. 15 to the Trust’s Registration Statement on Form N-1A and the Overlay Shares Large Cap Equity ETF, Overlay Shares Small Cap Equity ETF, Overlay Shares Foreign Equity ETF, Overlay Shares Core Bond ETF, and Overlay Shares Municipal Bond ETF (each, a “Fund”, and collectively, the “Funds”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
GENERAL

Comment 1.	On page three of the Prospectus, please describe the terms of recoupment by the Adviser in footnote three to the Annual Fund Operating Expenses table.

Response:	The Adviser will not be offering a fee waiver and the language will be removed from the Registration Statement.

Comment 2.	In paragraph two, first sentence under “Principal Investment Strategies for the Overlay Shares Large Cap Equity ETF”, in a parenthetical please describe “notional value” in plain English.

Response:
The sentence has been revised to read as follows: “The Fund’s Overlay Strategy seeks to generate income for the Fund by utilizing a “put spread” consisting of the sale of exchange-listed short-term put options (“Short Puts”) with a notional value (strike price times the value of the shares) up to 100% of the Fund’s net assets and the purchase of an identical number of short-term put options (“Long Puts”) with a lower strike price.”

Comment 3.
Please confirm that the Funds’ derivatives disclosure is consistent with the SEC staff’s guidance as articulated in Barry Miller’s letter to the Investment Company Institute (Letter to Ms. Karrie McMillan, General Counsel, Investment Company Institute, from Mr. Barry Miller, Associate Director, Office of Legal and Disclosure, Derivatives-Related Disclosures by Investment Companies (July 30, 2010)).

Response:	The Trust so confirms.

Comment 4.
With regards to paragraph seven under “Principal Investment Strategies” please confirm the Fund’s cover approach in investing in options (segregating assets) is consistent with Investment Company Act Release No. 10666 (April 18, 1979).

Response:	The Trust so confirms.

Comment 5.	Under the “Principal Investment Risks – Capital Controls and Sanctions Risk” of the Overlay Shares Foreign Equity ETF please describe “Capital Controls” risk in plain English.

Response:
The paragraph has been revised to read as follows: “Capital Controls and Sanctions Risk. Economic conditions, such as volatile currency exchange rates and interest rates, political events, military action and other conditions may, without prior warning, lead to foreign government intervention (including intervention by the U.S. government with respect to foreign governments, economic sectors, foreign companies and related securities and interests) and the imposition of capital controls (i.e. government measures designed to limit the flow of foreign capital in and out of the domestic economy) and/or sanctions, which may also include retaliatory actions of one government against another government, such as seizure of assets. Capital controls and/or sanctions include the prohibition of, or restrictions on, the ability to transfer currency, securities or other assets. Capital controls and/or sanctions may also impact the ability of the Fund to buy, sell or otherwise transfer securities or currency, negatively impact the value and/or liquidity of such instruments, adversely affect the trading market and price for Shares of the Fund, and cause the Fund to decline in value.”

Comment 6.	In paragraph one under “Principal Investment Strategies for the Overlay Shares Municipal Bond ETF” please clarify whether the municipal bonds are investment grade, below investment grade, or both.

Response:	Registration Statement has been revised in accordance with the Staff’s comment.

Comment 7.
Under “Additional Information About the Funds – Principal Investment Strategies” please explain whether derivatives will be included in a calculation of each Fund’s compliance with the 80% policy under Rule 35d-1 and, if so, how derivatives will be valued for this purpose.

Response:	Derivatives will not be valued for purposes of determining the Funds’ 80% investment policies.

Comment 8.
The fourth paragraph, second sentence Under “Additional Information About the Funds – Principal Investment Strategies” please add the word stock, so the sentence reads: “For purposes of the foregoing policy, the Overlay Shares foreign Equity ETF defines “securities of non-U.S. Companies” as those that are principally traded on a non-U.S. stock exchange, are issued by companies incorporated in a non-U.S. country, or depositary receipts representing such securities.”

Response:	The sentence has been revised.

Comment 9.
With respect to the Overlay Share Foreign Equity ETF, please add risk disclosure that states that when the ETFs underlying securities trade in a market that is closed while, the market in which the ETF shares are traded is open, there may be changes between the last quote from its closed foreign market and the value of such security during the ETF’s domestic trading day. In addition, please note that this in turn could lead to a difference between the market price of the ETF shares and the underlying value of those shares.

Response:
The Trust notes that the requested disclosure can be found in the applicable Fund’s risk disclosure entitled “Shares    of the Fund May Trade at Prices Other Than NAV.” Consequently, the Trust respectfully declines to add additional related disclosure.

Comment 10.	On the back cover of the Prospectus, please add Overlay Shares Large Cap Equity ETF to the page heading.

Response:	The Registration Statement has been revised in accordance with the Staff’s comment.

Comment 11.	In the SAI under “Investment Restrictions”, please state the purpose of the index concentration language.

Response:	The reference “index concentration” has been removed from the Registration Statement.

Comment 12.
In the SAI under “Procedures for Purchase of Creation Units” please explain how the 3:00pm modification of the cut-off time is consistent with the Funds’ obligation under Rule 22c-1 and why is it in place.

Response:
The Funds’ ETF exemptive relief requires the earlier cut-off time for custom orders (as defined in the exemptive order application): “In the case of custom orders, the order must be received by the Trust’s transfer agent or the Distributor, no later than 3:00 p.m. ET, or such earlier time as may be designated by the Funds and disclosed to Authorized Participants.” Additionally, the Trust notes that Rule 22c-1 requires that shares be sold at the net asset value next computed, which for the Funds is 4:00 p.m. ET. Custom orders received at or before 3:00 p.m. ET are still processed based on the next net asset value computed at 4:00 p.m. ET.

Comment 13.
In the SAI under “Procedures for Purchase of Creation Units” it appears that the Funds may impose an early cut-off time for orders. Please confirm that the Funds’ basket assets are made publicly available sufficiently in advance of the cut-off time so that an authorized participant may consider such information before placing an order.

Response:	The Trust so confirms.
* * *
If you have any questions or require further information, please contact Kent Barnes at (414) 765-6511 or kent.barnes@usbank.com.
Sincerely,

/s/ Kent P. Barnes
Kent P. Barnes
Secretary

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